



Geoponica Greens LLC
Small Business Bond™

Bond Terms:

Bond Yield: 10.50%

Target Raise Amount: $75,000

Offering End Date: July 20, 2023

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $20,000

Company Details:

Name: Geoponica Greens LLC

Founded: June 3, 2015

Address: 1 North Johnston Ave
   Hamilton, NJ 08609

Industry: Indoor Food Production

Employees: 2

Website: www.geogreens.org

Use of Funds Allocation:

If the maximum raise is met:

$71,625 (95.50%) – of the proceeds will go towards business & infrastructure expansion
$3,375 (4.50%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 1,300 Followers





Business Metrics:

	FY21	FY22	YTD 2/28/2023
Total Assets	$168,158	$104,699	$135,188
Cash & Cash Equivalents	$168,264	$93,333	$128,781
Accounts Receivable	$3	$6,239	$1,131
Short-term Debt	$75,000	$70,590	$71,256
Long-term Debt	$0	$12,005	$12,005
Revenue	$923	$50,029	$55,567
Cost of Goods Sold	$987	$13,280	$4,174
Taxes	$0	$0	$0
Net Income	-$25,373	-$205,633	$29,823

Recognition:

Geoponica Greens LLC (DBA Geogreens) was formed in 2015 by Desmond Hayes. Desmond was fortunate enough to acquire degrees in architecture, civil engineering, and environmental science while also being employed simultaneously in each industry. Desmond knew the global environmental industry would reach a pivotal time and paid very close attention to sustainability in his work. Additionally, Desmond grew inspired when encountering various indoor, urban city farms both inside and out of New York City using hydroponics. With population on the rise, and the access and availability of fresh foods provided to food deserts going unchanged, hydroponics was the opportunity to have a direct influence on our food and water, land use and deforestation, and our carbon footprint. Geogreens grows micro-greens, leafy greens, and herbs. Future plans include fruiting veggies. We remain hyper-local which cuts down on transportation miles and emissions, and our packaging is recyclable. And we work with all walks of life from middle schools and colleges to food banks and pantries, local restaurants and supermarkets, hospitals and wellness centers, and assisted living spaces.

About:

Geoponica Greens LLC (DBA Geogreens) an MBE owned, indoor, vertical-hydroponic farm provides locally grown, pesticide-free, and consistently fresh, specialty produce all year-round. At Geogreens, they dream of a world where agriculture gives back to the people and planet, more than it takes.

For more information, contact our Customer Support Team at support@thesmbx.com

